Exhibit G
                                                             Form of Notice

Securities and Exchange Commission
(Release No. 35-_________)

         Cinergy Corp, a registered holding company ("Cinergy"), with offices at 139 East Fourth Street, Cincinnati, Ohio 45202, has filed an application-declaration under Sections 6(a), 7, 9(a), 10, 11(b)(1), 12, 32 and 33 of the Act and Rules 45 and 53 thereunder. Cinergy requests authorization to engage in various financing transactions over a multi-year period as described below.

         Cinergy directly or indirectly owns all the outstanding common stock of public utility companies operating in Ohio, Indiana and Kentucky, the most significant of which are PSI Energy, Inc. ("PSI") and The Cincinnati Gas & Electric Company ("CG&E"). PSI is a vertically integrated electric utility operating in Indiana, serving more than 700,000 customers in portions of 69 of the state's 92 counties. CG&E is a combination electric and gas public utility holding company exempt from registration pursuant to Rule 2(b) that provides electric and gas service in the southwestern portion of Ohio. CG&E's principal subsidiary is The Union Light, Heat and Power Company ("ULH&P" and together with PSI and CG&E, the "Operating Companies"), which provides electric and gas service in northern Kentucky. Cinergy also owns numerous nonutility subsidiaries engaged in businesses authorized under the Act, by Commission order or otherwise, including "exempt wholesale generators," as defined in Section 32 of the Act ("EWGs"), "foreign utility companies," as defined in Section 33 of the Act ("FUCOs"; and collectively with EWGs, "EWG/FUCO Projects"), "exempt telecommunications companies," as defined in Section 34 of the Act, and "energy-related companies," as defined in Rule 58 ("Rule 58 Companies"). The "Cinergy System" or "System" refers collectively to Cinergy and all of its subsidiaries. As of and for the nine months ended September 30, 2004, Cinergy reported consolidated total assets of approximately $14.2 billion and consolidated total operating revenues of approximately $3.5 billion.

         By order dated June 23, 2000, HCAR No. 27190 (the "Financing Order"), the Commission authorized Cinergy, subject to the terms and conditions set forth therein, through June 23, 2005: (1) to increase Cinergy's total capitalization at December 31, 1999 (excluding retained earnings and accumulated other comprehensive income) through issuance by Cinergy of any combination of debt and equity securities (including short-term notes, commercial paper, long-term notes, common stock, preferred securities and stock purchase contracts or units) in an aggregate amount not to exceed $5.0 billion; (2) to manage interest rate risk associated with debt securities issued by Cinergy through the use of various instruments; (3) to form special-purpose financing subsidiaries to issue and sell (and engage in related transactions with respect to) any of the authorized equity and debt securities on Cinergy's behalf; (4) to issue guarantees and other credit support on behalf of Cinergy's subsidiaries or otherwise to further Cinergy's business in an aggregate amount not to exceed $2 billion at any time outstanding; and (5) to invest financing proceeds in EWG/FUCO Projects in an aggregate amount not to exceed Cinergy's aggregate investment therein at the date of the Financing Order plus $1 billion.

         By order dated December 8, 2000, HCAR No. 27295 (the "Stock Plans Order"), the Commission authorized Cinergy to issue and sell up to 50 million shares of its common stock, from time to time through December 8, 2010, under Cinergy's stock-based employee benefit plans.

         By order dated May 18, 2001, HCAR No. 27400 (the "EWG/FUCO Order" and together with the Financing Order and the Stock Plans Order, the "Prior Orders"), the Commission replaced the EWG/FUCO investment authority granted in the Financing Order, authorizing Cinergy, through June 23, 2005, to apply financing proceeds for an aggregate investment in EWG/ FUCO Projects not to exceed (1) an amount equal to 100 percent of Cinergy's consolidated retained earnings (as defined in Rule 53) plus (2) $2.0 billion.1

         In light of the impending expiration of the Financing and EWG/FUCO Orders, Cinergy proposes to replace and supersede the authority granted under the Prior Orders with the financing authority sought in the instant application, with this new authority to become effective upon issuance of the Commission's order. Cinergy states that the requested authority will enable Cinergy to continue to respond quickly and efficiently to its financing needs and available conditions in capital markets, thereby benefiting its shareholders and customers.

         Subject to various limitations and conditions specified in the application, Cinergy proposes to undertake the following financing transactions from time to time through December 31, 2008 (the "Authorization Period"): (a) to increase Cinergy's total capitalization as in effect at September 30, 2004 (excluding retained earnings and accumulated other comprehensive income) by $5.0 billion through the issuance and sale of any combination of the equity and debt securities described below, whether directly or through one or more financing subsidiaries ("Aggregate Financing Limit"); (b) to provide guarantees in an aggregate amount at any time outstanding not to exceed $3.0 billion ("Guarantees Limit"); (c) to form and utilize special-purpose financing subsidiaries to issue and sell equity and debt securities on Cinergy's behalf; (d) to enter into transactions to manage interest rate and foreign currency exchange rate risk; and (e) to invest financing proceeds in EWG/FUCO Projects in an amount not to exceed (1) with respect to EWG/FUCO Projects other than those subject to the Restructuring Limit, an aggregate investment equal to (a) 100% of Cinergy's consolidated retained earnings plus (b) $2.0 billion ("EWG/FUCO Projects Limit"); and (2) solely with respect to the potential transfer of certain of CG&E's generating facilities to one or more EWG associate companies (each, a "Restructuring Subsidiary"), an aggregate investment equal to the net book value of the generating facilities at the time of transfer ("Restructuring Limit"; and together with the EWG/FUCO Projects Limit, the "EWG/FUCO Investments Limit"). Pending completion of the record, Cinergy requests that the Commission reserve jurisdiction over any investments subject to the Restructuring Limit.

         The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, by the Applicant or any associate company thereof in connection with the proposed transactions are estimated not to exceed approximately $3,000, consisting chiefly of fees for outside legal counsel.

         No state or federal commission, other than this Commission, has jurisdiction over the proposed transactions.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.




1 The EWG/FUCO Order reserved jurisdiction over Cinergy's proposal for additional investment capacity under Rule 53 to accommodate the potential transfer of state-deregulated electric generating facilities owned by one or more of Cinergy's public utility subsidiaries to one or more EWG associate companies established for that purpose.